Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30
	2009		2008
Earnings:
Pretax income excluding income or loss from equity investments	$27,136		$318,558
Adjustments:
Fixed charges	79,777		73,693
Distributed income from equity investments	3,110		2,167
Capitalized interest, net of amortization	2,255		(5,835)
Arch Western Resources, LLC dividends on preferred membership interest	(55)		(78)

Total earnings	$112,223		$388,505

Fixed charges:
Interest expense	70,466		$56,228
Capitalized interest	713		8,662
Arch Western Resources, LLC dividends on preferred membership interest	55		78
Portions of rent which represent an interest factor	8,543		8,725

Total fixed charges	$79,777		$73,693

Preferred stock dividends	—		11

Total fixed charges and preferred stock dividends	$79,777		$73,704

Ratio of earnings to combined fixed charges and preference dividends	1.41	x	5.27	x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.